Exhibit 99.1

NEWS RELEASE

Endeavour Silver 2010 First Quarter Financial Results To Be Released
May 10, 2010; Conference Call Scheduled for May 12, 2010

April 30, 2010 - Vancouver, Canada- Endeavour Silver Corp. (TSX: EDR) (NYSE- Amex: EXK) (TSX: EDR.WT) (DBFrankfurt: EJD) plans to release its first quarter financial results on Monday, May 10 2010, before market hours. A conference call to discuss the results will be held at 11:00 AM Pacific Time (2:00 PM Eastern Time) Wednesday, May 12, 2010. To participate in the conference call, please dial the following:

●	800-319-4610	Canada and USA (Toll-free)
●	604-638-5340	Vancouver Dial In
●	1-604-638-5340	Outside of Canada & USA
●	No passcode is necessary

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada & USA (Toll-free) or 1- 604-638-9010 outside of Canada and USA. The required pass code is 4890 followed by #.

Endeavour Silver Corp. is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted five consecutive years of aggressive silver production and resource growth.  The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition program should help Endeavour achieve its goal to become the next premier mid-tier primary silver producer.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.

Suite #301 – 700 West Pender Street, Vancouver, BC, Canada, V6C 1E1
Toll free:  877-685-9775  (Canada & U.S.)          Phone:  (604) 685-9775          Fax:  (604) 685-9744
Website: www.edrsilver.com E-mail: hugh@edrsilver.com Trading Symbols: TSX: EDR; FSE: EJD AMEX: EXK